
October 20, 2022

Alex Valdes
Chief Financial Officer
T Stamp Inc.
3017 Bolling Way NE, Floors 1 and 2
Atlanta, GA 30305

> **Re: T Stamp Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed April 7, 2022**
> **File No. 001-41252**

Dear Alex Valdes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 48

1. You state that management conducted an evaluation of your disclosure controls and procedures (DCP) as of the end of this annual report and concluded that your DCPs were effective. However, under "Management's Report on Internal Controls over Financial Reporting" you disclose that in connection with the audit of your financial statements for the year ended December 31, 2021, your independent auditor identified material weaknesses in your internal controls over financial reporting (ICFR). Please explain to us how management determined that your DCPs were effective at December 31, 2021 in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCP. Please include in your response, an explanation as to how you determined that the material weaknesses in

your ICFR were not one of the components of ICFR that is also included in DCP. Similarly, address management's consideration as it applies to your DCP evaluations as disclosed in your March 31, 2022 and June 30, 2022 Form 10-Q filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson